Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                       February 4, 2005


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Northwest Airlines Corp.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                       Sincerely,



                                       Jeffrey A. Ruiz








Enclosures

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                              (Amendment No. )

                            Northwest Airlines Corp
                   ---------------------------------------
                               NAME OF ISSUER:


                      Common Stock (Par Value $ 0.001)
                   ---------------------------------------
                        TITLE OF CLASS OF SECURITIES


                                   667280101
                   ---------------------------------------
                                CUSIP NUMBER


                                December 31, 2004
                   ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

                             [X]   Rule 13d-1(b)

                             [ ]   Rule 13d-1(c)

                             [ ]   Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ] (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF        5.   SOLE VOTING POWER
SHARES                5,594,020
BENEFICIALLY     6.   SHARED VOTING POWER
OWNED BY              0
EACH             7.   SOLE DISPOSITIVE POWER
REPORTING             5,594,020
PERSON WITH      8.   SHARED DISPOSITIVE POWER
                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,594,020

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.33%

12. TYPE OF REPORTING PERSON

         HC, CO, BK

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DB Advisors, L.L.C

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]   (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF        5.   SOLE VOTING POWER
SHARES                27,600
BENEFICIALLY     6.   SHARED VOTING POWER
OWNED BY              0
EACH             7.   SOLE DISPOSITIVE POWER
REPORTING             27,600
PERSON WITH      8.   SHARED DISPOSITIVE POWER
                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,600

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.03%

12. TYPE OF REPORTING PERSON

         IA, CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG, London Branch

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]   (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF        5.   SOLE VOTING POWER
SHARES                3,862,144
BENEFICIALLY     6.   SHARED VOTING POWER
OWNED BY              0
EACH             7.   SOLE DISPOSITIVE POWER
REPORTING             3,862,144
PERSON WITH      8.   SHARED DISPOSITIVE POWER
                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,862,144

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.37%

12. TYPE OF REPORTING PERSON

         CO, BK

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Securities Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) [ ]   (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF        5.   SOLE VOTING POWER
SHARES                1,704,276
BENEFICIALLY     6.   SHARED VOTING POWER
OWNED BY              0
EACH             7.   SOLE DISPOSITIVE POWER
REPORTING             1,704,276
PERSON WITH      8.   SHARED DISPOSITIVE POWER
                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,704,276

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
       [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.93%

12. TYPE OF REPORTING PERSON

         BD

Item 1(a).  Name of Issuer:

            Northwest Airlines Corporation. ("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2700 Lone Oak Parkway, Eagan, MN 55121

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG
            ("Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                     Taunusanlage 12
                     D-60325 Frankfurt am Main
                     Federal Republic of Germany

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [X]   Broker or dealer registered under section 15 of the Act;

                      Deutsche Bank Securities Inc.

            (b) [X]   Bank as defined in section 3(a)(6) of the Act;

                      Deutsche Bank AG, London Branch

            (c) [ ]   Insurance Company as defined in section
                      3(a)(19) of the Act;

            (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      DB Advisors, L.L.C

            (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g) [X] Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                      Deutsche Bank AG

            (h) [ ]   A savings association as defined in section
                      3(b) of the Federal Deposit Insurance Act;

            (i) [ ]   A church plan that is excluded from the
                      definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.     Ownership.

            (a) Amount beneficially owned:

                The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b) Percent of class:

                The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                      The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                (ii)  shared power to vote or to direct the vote:

                      The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                (iii) sole power to dispose or to direct the disposition of:

                      The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                (iv)  shared power to dispose or to direct the disposition of:

                      The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Subsidiary                    Item 3 Classification

            Deutsche Bank AG, London Branch               Bank
            DB Advisors, L.L.C                      Investment Advisor
            Deutsche Bank Securities Inc.              Broker Dealer

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 4, 2005






                                       Deutsche Bank AG

                                       By:  /s/ Jeffrey A. Ruiz
                                       Name:    Jeffrey A. Ruiz
                                       Title:   Vice President

                                       By:  /s/ Pasquale Antolino
                                       Name:    Pasquale Antolino
                                       Title:   Associate

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 4, 2005






                                       DB Advisors, L.L.C.

                                       By:  /s/ Jeffrey A. Ruiz
                                       Name:    Jeffrey A. Ruiz
                                       Title:   Vice President

                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 4, 2005





                                       Deutsche Bank Securities Inc.

                                       By:  /s/ James T. Byrne   Jr.
                                           --------------------------
                                       Name:    James T. Byrne   Jr.
                                       Title:   Secretary